Division Of Corporation Finance
United States Securities And Exchange Commission
Washington, D.C. 20549

Attention:	Pamela Long Assistant Director
June 7, 2011

Re:	Mace Security International, Inc. Registration Statement on Form S-1 Filed May 2, 2011 File No. 333-173848
Dear Ms. Long:
     This letter responds to your letter dated May 24, 2011 to Dennis R. Raefield, Chief Executive Officer of Mace Security International, Inc. (the “Company”). For your convenience, the comments are set forth below, followed by the Company’s response.
General
1.	We note that you are attempting to register your issuance of shares of common stock to Merlin Partners LP. We further note that in connection with this transaction you entered into the Securities Purchase Agreement with Merlin Partners on March 25, 2011, before you filed the registration statement on May 2, 2011. This suggests that you have commenced your transaction with Merlin Partners privately. Please note that a transaction that is commenced as a private offering cannot be converted to a registered offering. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. Accordingly, please revise the registration statement to remove the transaction.

If you wish to register the resale of the shares that you issue privately to Merlin Partners, please note that at the time of filing of the registration statement, the private transaction must be completed and Merlin Partners must be irrevocably bound to purchase the shares subject only to the filing or effectiveness of the registration statement or other conditions outside its control. To date, it does not appear that your private transaction with Merlin Partners has been completed, nor does it appear that Merlin Partners is irrevocably bound to purchase the shares. Please refer to Questions 134.01 and 134.03 of our Securities Act Section Compliance and Disclosure Interpretations.

Pamela Long
June 7, 2011

RESPONSE:

The Company has revised the Registration Statement to remove as registered shares the common stock being sold to Merlin Partners , LP (“Merlin”) under the Securities Purchase Agreement dated March 25, 2011 (“Securities Purchase Agreement”). The sale of the common stock to Merlin will be completed as a private transaction.

The Registration Statement has also been revised to reflect that the shares of common stock sold to Merlin are being registered for resale by Merlin as “selling shareholders.” The Company believes that the shares being sold to Merlin qualify for a resale registration. Merlin is irrevocably bound to purchase the shares under the terms of the Securities Purchase Agreement. Section 8(b)(ii)(b) of the Securities Purchase Agreement was waived by Merlin. With the waiver of Section 8(b)(ii)(b), there is no condition to Merlin’s purchase of the common stock that is in the control of Merlin. Merlin had the right to approve of the two persons to be appointed as directors by the Company’s Board of Directors to fill two vacancies to be created by an expansion of the Board of Directors. Merlin has by written letter provided that whoever the Company appoints to fill the two vacancies will be satisfactory to Merlin. The written letter has been filed as Exhibit 10.37 to Amendment No. 1 of the Registration Statement.

2.	We note that you have not yet filed the legality opinion. Please allow sufficient time for our review after your filing of the opinion.

RESPONSE:

The opinion letter has been filed as Exhibit 5.1 to Amendment No. 1 of the Registration Statement
Fee Table
3.	Please revise your fee table to disclose the amount of common stock to be registered.

RESPONSE:

The fee table will be completed in an Amendment No. 2 to be filed before the effective date of the Registration Statement. The Company prefers to keep the offering price per share undisclosed until a date closer to the effective date. The final prospectus will also complete all pricing, amount of proceeds, other items dependent upon the offering price, delivery dates, and all other items dependent on the offering date.
Cover Page of Prospectus
4.	Please revise the cover page of the prospectus to indicate the number of shares of common stock issuable upon exercise of the subscription rights as well as the amount of rights you are registering.

RESPONSE:

Pamela Long
June 7, 2011

The cover page of the prospectus has been revised to indicate the number of shares of common stock issuable upon exercise of the subscription rights, as well as the amount of rights the Company is registering.

5.	We note from the plan of distribution that Ancora Securities is serving as the exclusive placement agent in connection with the rights offering and will use its best efforts to solicit the exercise of subscription rights. Please revise the cover page to provide a brief description of the underwriting arrangements. Please refer to Item 501(b)(8)(ii) of Regulation S-K. Please also revise the last sentence of the third paragraph, which currently indicates that Ancora is not underwriting the offering.

RESPONSE:

The cover page has been revised to provide a brief description of the underwriting arrangements and to state that Ancora is acting as placement agent and underwriter.
Risk Factors, page 15
6.	Please note that you are required to describe all risks that make your offering speculative or risky. Therefore, please delete the sixth sentence in the italicized introductory paragraph. See Item 503(c) of Regulation S-K.

RESPONSE:

The sentence in the introductory paragraph of the Risk Factors stating that there are risks that are not known has been deleted.
Use of Proceeds, page 23
7.	Please revise this section to disclose the approximate amount of your net proceeds you intend to use for each purpose you have identified. See Item 504 of Regulation S-K. Please further disclose the priority of the use of proceeds and your plans if substantially less than the maximum amount of proceeds is obtained. Please also revise your disclosure to comply with Instructions 3-6 of Item 504 of Regulation S-K.

RESPONSE:

The Use of Proceeds section has been revised to include a table setting forth the approximate amount to be used for each purpose that was identified. The priority of each use of proceeds is set forth in the table indicating which use of proceeds will be reduced if less than the maximum amount of proceeds is obtained. The Use of Proceeds section has been revised to comply with Instructions 3-6 of Item 504 of Regulation S-K.
Incorporation of Certain Documents by Reference, page 37
8.	Please update your financial statements in accordance with Rule 3-01 of Regulation S-X. In this regard, we note that on May 16, 2011 you filed a Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011.

Pamela Long
June 7, 2011

RESPONSE:

The financial statements have been revised with updated financial information from the Form 10-Q for the quarterly period ended March 31, 2011.
Item 13. Other Expenses of Issuance and Distribution, page 1
9.	Please revise to include the estimated amounts before requesting acceleration of your registration statement.

RESPONSE:

The Other Expenses of Issuance and Distribution have been included in Amendment No. 1 to the Registration Statement.
Item 17. Undertakings, page v
10.	We note that paragraph 2 indicates that you intend to rely upon Rule 430A and paragraph 5 reflects that you are relying upon Rule 430C. As they apply to your transaction, these rules appear to be mutually exclusive, so your undertakings should not contain both paragraphs. Please revise your disclosure accordingly to properly reflect the Securities Act rule upon which you are relying in conducting your offering.

RESPONSE:

The undertakings have been revised to delete paragraph 5. Rule 430A is being relied upon for the transaction.
The Company hereby acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pamela Long
June 7, 2011

     Questions regarding the foregoing should be directed to Gregory Krzemien, the Company’s Chief Financial Officer, at 215-259-5670.

Sincerely,

/s/ Dennis R. Raefield
Dennis R. Raefield
Chief Executive Officer

cc:	Gerald Guarcini, Esq.